UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

ReachLocal, Inc.

(Name of Subject Company)

ReachLocal, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

75525F104

(CUSIP Number of Class of Securities)

Sharon T. Rowlands

Chief Executive Officer

ReachLocal, Inc.

21700 Oxnard Street, Suite 1600

Woodland Hills, California 91367

(818) 274-0260

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Christopher L. Kaufman, Esq.

Bradley A. Helms, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071-1560

(213) 485-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ReachLocal, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on July 14, 2016, ( the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Raptor Merger Sub., Inc. (“Purchaser”), a wholly owned subsidiary of Gannett Co., Inc. (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $.00001 per share (the “Company Shares”), for $4.60 per Company Share, net to the seller thereof in cash, less any required withholding taxes and without interest.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 9.	Material to be Filed as Exhibits.

1.	Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(C) the Exhibit as follows:

(a)(5)(D)	Email and Frequently Asked Questions Regarding ReachLocal Employee Equity Awards, sent by the Company to its employees on July 15, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

REACHLOCAL, INC.

By:	/s/ Sharon T. Rowlands
Name:	Sharon T. Rowlands
Title:	General Counsel and Secretary

Dated: July 15, 2016